Exhibit 99.2

FOR IMMEDIATE RELEASE

Shepard Submits Shareholder Proposal for Equal Voting of Shares to Donegal Group Inc.

Bradenton, Florida, November 18, 2013 (NASDAQ: “DGICA” and “DGICB”) – Gregory M. Shepard today submitted a shareholder proposal to Donegal Group Inc. (“DGI”) urging shareholders to approve a resolution requesting DGI’s Board, as soon as practicable, to take the necessary steps to adopt a recapitalization plan that would provide for all of DGI’s outstanding stock to have one vote per share.

DGI currently has dual-class voting, in which DGI’s Class A common stock has 1/10th of a vote per share and its Class B common stock has 1 vote per share. As of November 1, 2013, DGI had 20,681,588 outstanding Class A shares, with 2,068,158 total votes, and 5,576,775 outstanding Class B shares, with 5,576,775 total votes, according to DGI’s Quarterly Report on Form 10-Q filed on November 7, 2013.

Mr. Shepard submitted his shareholder proposal to DGI under Rule 14a-8 of the Securities Exchange Act of 1934, as amended. Mr. Shepard is seeking to include his shareholder proposal and its supporting statement in DGI’s proxy statement for a vote of the DGI shareholders at DGI’s 2014 Annual Meeting of Shareholders.

The text of Mr. Shepard’s shareholder proposal and its supporting statement were filed today with the U.S. Securities and Exchange Commission as Exhibit 99.1 to Amendment 21 to Mr. Shepard’s Statement of Beneficial Ownership on Schedule 13D, which is available at www.sec.gov.

This press release is not intended to and does not constitute (i) a solicitation of a proxy, consent or authorization for or any special meeting of DGI’s stockholders or (ii) a solicitation of a consent or authorization in the absence of any such meeting.